MESSAGE TO SHAREHOLDERS

Dear Shareholders,

This quarter was marked by the completion of two important projects at the financial and acquisition levels.

First, our recent public offering which proved to be successful, provides us with the financial latitude to pursue our growth strategy. We also have a sufficient cash position to carry on with Neovastat's clinical development program within our anticipated deadlines. Second, the acquisition of the French company Unipex Finance S.A. enables our subsidiary Atrium Biotechnologies Inc. to position itself as a significant player in a sector with high growth potential.

OVERVIEW OF THIRD QUARTER ACTIVITIES

PUBLIC OFFERING OF $15.7 MILLION

We successfully completed a public offering of 1.957 million subordinate voting shares at a price of $8.00 per share, for gross proceeds of $15.7 million.

ATRIUM ACQUIRES UNIPEX FOR $21 MILLION

Our subsidiary Atrium invested $21 million to acquire Unipex, which specializes in value-added services of importation, in supporting innovation, and in distributing raw materials and high-end brand-name additives. The transaction was financed from Atrium's cash surplus. Atrium now holds 70% of Unipex shares and senior Unipex management retains control of the remaining 30%.

APPOINTMENT AT ATRIUM

Mr. Luc Dupont, Chief Executive Officer and Vice Chairman of the Board of Atrium, announced the appointment of Richard Bordeleau as President of Atrium. Mr. Bordeleau will take on new corporate representation mandates and Mr. Dupont will continue to assume company management while devoting more time to Atrium's strategic planning.

INCREASED INTELLECTUAL PROPERTY HOLDINGS

During this quarter, AEterna received a notice of allowance from the United States Patent and Trademark Office for a patent giving extended coverage to Neovastat's manufacturing process. AEterna has also submitted a new application for a patent to cover the composition of matter of a new serine elastase inhibitor isolated from Neovastat. AEterna's intellectual property portfolio now contains twelve (12) patents - six (6) issued, one (1) allowed and five (5) pending.

SCIENTIFIC ARTICLES

Three (3) scientific articles on Neovastat were approved for release in the following peer review publications: Clinical Experimental Metastasis, Seminar in Oncology and the Journal of American Academy of Dermatology. These articles will no doubt give our research and development activities, increased exposure to the international scientific community.

OUTLOOK

During the upcoming months, our efforts will be focused on the two following objectives: completion of patient recruitment for our clinical trial in renal cell carcinoma as well as the conclusion of another strategic alliance with a pharmaceutical company for the distribution and commercialization of Neovastat in other markets.

On a longer term basis and according to our growth strategy, we are aiming at acquiring a company or a new technology in order to diversify our product portfolio.

Dr. Eric Dupont, PhD
Chairman of the Board, President and Chief Executive Officer

November 15, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following analysis explains the variations in the Company's results of operations, financial condition and cash flow. This discussion should be read in conjunction with the information contained in AEterna Laboratories Inc.'s interim consolidated financial statements and related notes for the nine-month period ended September 30, 2001. All figures are in Canadian dollars.

RESULTS OF OPERATIONS

During the quarter ended September 30, 2001, consolidated sales of Atrium Biotechnologies Inc. reached $18.1 million in comparison to $2.0 million during the same quarter last year. For the first nine months of the year, sales totaled $23.6 million, compared to $6.1 million for the same period in 2000. This significant increase is attributable to the acquisition in July of a French company, Unipex, whose sales reached $15.3 million for this quarter as well as to an internal growth of 32%.

Cost of goods sold during this quarter amounted to $13.7 million compared to $0.3 million for the same period in 2000. These costs are in direct proportion to corresponding sales. Furthermore, the percentage of these costs against products sold varied significantly, as a result of the operations of Unipex, which revolve mainly around product distribution. For the nine-month period ended September 30, 2001, the cost of goods sold was $14.6 million compared to $0.8 million for the same period last year.

Selling and administrative expenses during the quarter amounted to $2.0 million, compared to $0.6 million in 2000. For the nine-month period ended September 30, 2001, these expenses totaled $3.7 million compared to $1.5 million last year. Again the acquisition of Unipex explains these variations.

AEterna's Research and Development (R&D) investments amounted to $7.2 million during this quarter in comparison with $5.2 million last year. The accelerated progress of the international Phase III clinical trial in kidney cancer and the Phase II trial in multiple myeloma explains this increase of 38%. For the first nine months of the year, more than $21 million have been invested in Neovastat's development program, an increase of $5.5 million or 35% in comparison with last year.

For this third quarter, AEterna recorded a consolidated net loss of $5.0 million or $0.16 per share, which compares to a consolidated net loss of $1.7 million or $0.06 per share for the same quarter last year. For the nine-month period ended on September 30, 2001, the consolidated net loss is $0.7 million which compares to a consolidated net loss of $5.5 million for the same period last year. Even though investments in R&D increased by $5 million, the consolidated net loss is still lower than that of last year as a result of a $10.2 million gain on dilution recorded in this year's second quarter.

LIQUIDITY AND CAPITAL RESOURCES

AEterna's financial situation, as at September 30, 2001, remains solid with $58.3 million in cash and short-term investments, compared to $68.6 million as of December 31, 2000. An amount of $12.3 million was used in operating activities, $14.1 million in investment activities while $16.1 million resulting from the issuance of shares which contributed in increasing liquidity.

RISK FACTORS

Economic and sector related risks are the same as those identified in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's 2000 Annual Report.

Dennis Turpin, CA
Vice President and Chief Financial Officer

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

AETERNA LABORATORIES INC.

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)


                                                                           AS AT                     AS AT
                                                                       SEPTEMBER 30,              DECEMBER 31,
                                                                            2001                      2000
--------------------------------------------------------------------------------------------------------------
                                                                        (UNAUDITED)                (RESTATED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                              $ 26,704,930              $  7,260,582
Short-term investments                                                   31,548,141                61,388,205
Accounts receivable                                                      22,311,910                 4,842,845
Research and development tax credits recoverable                          2,274,392                 1,092,000
Inventory                                                                 5,738,996                 2,484,139
Prepaid expenses                                                          1,054,957                   588,442
--------------------------------------------------------------------------------------------------------------
                                                                         89,633,326                77,656,213

CAPITAL ASSETS                                                           15,594,979                14,928,146

OTHER ASSETS                                                             21,673,636                 7,347,884

FUTURE INCOME TAX ASSETS                                                    955,347                   650,000
--------------------------------------------------------------------------------------------------------------
                                                                       $127,857,288              $100,582,243
==============================================================================================================

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                               $ 18,963,333              $  5,860,960
Income taxes                                                                 61,335                   650,000
Current portion of long-term debt                                         3,614,140                   313,953
--------------------------------------------------------------------------------------------------------------
                                                                         22,638,808                 6,824,913

LONG-TERM DEBT                                                           12,854,759                 4,753,500
REDEEMABLE COMMON SHARES OF THE SUBSIDIARY (NOTES 2 AND 3)                        -                24,609,547
NON-CONTROLLING INTEREST (NOTE 3)                                        13,007,442                         -
--------------------------------------------------------------------------------------------------------------
                                                                         48,501,009                36,187,960
==============================================================================================================

SHAREHOLDERS' EQUITY

Share capital                                                            95,467,966                80,008,032
Deficit                                                                 (16,325,986)              (15,613,749)
Cumulative translation adjustment                                           214,299                         -
--------------------------------------------------------------------------------------------------------------
                                                                         79,356,279                64,394,283
--------------------------------------------------------------------------------------------------------------
                                                                       $127,857,288              $100,582,243
==============================================================================================================

SEE ACCOMPANYING NOTES

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(expressed in Canadian dollars)


                                                          QUARTERS ENDED SEPTEMBER 30,        NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                                    2001              2000                2001              2000
-----------------------------------------------------------------------------------------------------------------------------
                                                                            (RESTATED)                            (RESTATED)
REVENUES                                                 $18,138,184       $ 2,036,342         $23,573,087       $ 6,074,014
-----------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of goods sold                                        13,744,882           285,626          14,600,148           804,554
Selling and administrative                                 2,006,643           584,247           3,701,301         1,537,154
Research and development                                   7,157,309         5,196,106          21,047,208        15,529,338
Research and development tax credits and grants             (788,827)       (1,604,743)         (5,359,387)       (4,751,426)
Depreciation and amortization
  Capital assets                                             356,113           290,328             953,826           859,875
  Other assets                                               116,857            39,302             281,225           115,426
-----------------------------------------------------------------------------------------------------------------------------
                                                          22,592,977         4,790,866          35,224,321        14,094,921
=============================================================================================================================
OPERATING LOSS                                            (4,454,793)       (2,754,524)        (11,651,234)       (8,020,907)
INTEREST INCOME                                              640,758         1,113,595           2,696,919         2,583,411
INTEREST EXPENSE                                            (162,051)          (11,867)           (598,884)          (32,504)
-----------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING                                 (3,976,086)       (1,652,796)         (9,553,199)       (5,470,000)

GAIN ON DILUTION (NOTE 3)                                          -                 -          10,223,567                 -
NON-CONTROLLING INTEREST                                    (750,535)                -          (1,100,768)                -
INCOME TAX EXPENSE                                          (281,837)                -            (281,837)                -
-----------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                  $(5,008,458)      $(1,652,796)        $  (712,237)      $(5,470,000)
=============================================================================================================================

NET LOSS PER SHARE
Basic                                                    $     (0.16)      $     (0.06)        $     (0.02)      $     (0.19)
=============================================================================================================================
Fully diluted                                            $     (0.16)      $     (0.06)        $     (0.02)      $     (0.19)
=============================================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic                                                                                                             30,454,781
=============================================================================================================================
Fully diluted                                                                                                     31,632,498
=============================================================================================================================

SEE ACCOMPANYING NOTES

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(expressed in Canadian dollars)


                                                          QUARTERS ENDED SEPTEMBER 30,        NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                                    2001              2000                2001              2000
-----------------------------------------------------------------------------------------------------------------------------
                                                                            (RESTATED)                            (RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                                  $(5,008,458)      $(1,652,796)        $  (712,237)      $(5,470,000)
Items not affecting cash
  Depreciation and amortization                              472,970           329,630           1,235,051           975,301
  Interest expense                                                 -            11,867             436,833            32,504
  Gain on dilution                                                 -                 -         (10,223,567)                -
  Non-controlling interest                                   750,535                 -           1,100,768                 -
  Future income taxes                                        (99,810)                -            (305,347)                -
Change in non-cash operating working capital items
  Accounts receivable                                      2,805,942           215,271             821,896        (1,575,782)
  Research and development tax credits recoverable          (322,500)          498,474          (1,182,392)          (89,932)
  Inventory                                                1,926,211          (268,152)          1,632,738          (588,291)
  Prepaid expenses                                           124,940            27,017            (389,023)         (395,333)
  Accounts payable and accrued liabilities                (4,252,837)         (365,784)         (4,156,408)        1,256,517
  Income taxes                                                15,462                 -            (588,665)                -
-----------------------------------------------------------------------------------------------------------------------------
                                                          (3,587,545)       (1,204,473)        (12,330,353)       (5,855,016)
=============================================================================================================================

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of share capital, net of related expenses        14,252,121         2,026,881          15,459,934        19,432,201
Increase (payments) of long-term debt                        (95,000)                -            (313,953)           95,186
Redeemable common shares of the subsidiary                         -        10,000,000                   -        20,000,000
Deferred interest expense paid in cash                             -           (88,733)                  -          (324,454)
-----------------------------------------------------------------------------------------------------------------------------
                                                          14,157,121        11,938,148          15,145,981        39,202,933
=============================================================================================================================

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of shares of subsidiary less cash acquired      (13,474,739)                -         (13,474,739)                -
Change in short-term investments                           4,209,564       (17,424,888)         29,840,064       (12,668,873)
Purchase of capital assets                                   (88,371)         (133,323)           (386,599)         (534,644)
Additions to other assets                                   (151,480)          (94,296)           (281,556)         (164,611)
-----------------------------------------------------------------------------------------------------------------------------
                                                          (9,505,026)      (17,652,507)         15,697,170       (13,368,128)
=============================================================================================================================

NET CHANGE IN CASH AND CASH EQUIVALENTS                    1,064,550        (6,918,832)         18,512,798        19,979,789
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS                                           931,550                 -             931,550                 -
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD           24,708,830        32,924,354           7,260,582         6,025,733
-----------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                $26,704,930       $26,005,522         $26,704,930       $26,005,522
=============================================================================================================================

ADDITIONAL INFORMATION
Interest paid                                            $    86,419                 -         $    86,419                 -
=============================================================================================================================
Income taxes paid                                        $   413,794                 -         $ 1,136,294                 -
=============================================================================================================================

SEE ACCOMPANYING NOTES

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(expressed in Canadian dollars)


UNAUDITED
--------------------------------------------------------------------------------

1  BASIS OF PRESENTATION

These unaudited quarterly financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for quarterly financial information and reflect, in the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows as at September 30, 2001, and for all periods presented.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. The results of operations for the nine-month period ended September 30, 2001, are not necessarily indicative of the results for the full year.

2  RESTATEMENTS

The Company has restated its financial statements to reflect a change in the method of accounting for the issuance of redeemable common shares by its subsidiary, Atrium Biotechnologies Inc. (Atrium), to its minority shareholders. The financial statements have been restated to eliminate the recognition of a minority interest and the previously recognized dilution gain recorded on the issuance of the subsidiary's redeemable common shares. The redeemable common shares of the subsidiary are classified as a liability in accordance with the substance of the shareholders' agreement and the definition of a financial liability.

3  AMENDMENT OF ATRIUM SHAREHOLDERS' AGREEMENT

In May 2001, Atrium and all its shareholders amended certain terms of the shareholders' agreement. As a result of the amendment, the Company reclassified the common shares issued by Atrium to the minority shareholders from a liability to equity. In addition, the Company will no longer have an obligation to deliver cash or another financial amount to the minority shareholders of Atrium. Accordingly, in the second quarter ended June 30, 2001, the Company recognized a dilution gain and a minority interest in Atrium.

4  ACQUISITION OF A COMPANY

On July 2, 2001, Atrium acquired 70% of the issued and outstanding common shares of Unipex Finance S.A. for a total cash consideration of $21 M. Unipex Finance S.A. is specialized in value-added services of importation, in supporting innovation, and in distributing raw materials and high-end brand-name additives for multinational corporations. The acquisition which has been accounted for using the purchase method, resulted in goodwill amounting to $18,325,273 based on the following allocation of the purchase price to the identifiable assets acquired and liabilities assumed.


                                                                         $
                                                                   ------------
Current assets                                                      28,215,588
Capital assets                                                       1,102,929
Identifiable intangible assets                                         304,280
Current liabilities                                                (15,336,635)
Long-term debt                                                     (10,475,454)
                                                                   ------------
Net indentifiable assets acquired                                    3,810,708
Non-controlling interest                                            (1,135,591)
                                                                   ============
                                                                     2,675,117

Goodwill                                                            18,325,273
                                                                   ------------
Purchase price                                                      21,000,390
Less: cash and cash equivalents acquired                            (7,525,651)
                                                                   ============
                                                                    13,474,739
                                                                   ============

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(expressed in Canadian dollars)


UNAUDITED
--------------------------------------------------------------------------------

An independant report was issued on August 22, 2001 which confirms that no specific identifiable intangible assets have any material value which could be separated from the general goodwill. The results of the company acquired have been included in the consolided statement of earnings of the Company from the date of the acquisition, July 2, 2001.

Amortization of goodwill

Following the new recommendations of the CICA regarding section 3062 "Goodwill and other intangible assets", goodwill resulting from acquisitions made after Juny 1, 2001 does not have to be amortized. However, the impairment of goodwill and any intangible assets identified must be recognized when the fair value of an operating unit is lower than its carrying value. Consequently, the goodwill resulting from the acquisition of Unipex is not amortized but will rather be subject to an impairment test.

5  SEGMENT INFORMATION


                                          QUARTERS ENDED SEPTEMBER 30,         NINE MONTHS ENDED SEPTEMBER 30,
                                          ----------------------------         -------------------------------
                                             2001              2000                 2001              2000
                                          ----------------------------         -------------------------------
                                                            (RESTATED)                             (RESTATED)
REVENUES
Cosmetics and nutrition                  $18,138,184       $ 2,036,342          $23,573,087       $ 6,074,014
Biopharmaceutical                                  -                 -                    -                 -
--------------------------------------------------------------------------------------------------------------
                                         $18,138,184       $ 2,036,342          $23,573,087       $ 6,074,014
==============================================================================================================

NET EARNINGS (LOSS) FOR THE PERIOD
Cosmetics and nutrition                  $   919,763       $ 1,309,683          $ 3,471,841       $ 3,890,403
Biopharmaceutical                         (5,928,221)       (2,962,479)          (4,184,078)       (9,360,403)
--------------------------------------------------------------------------------------------------------------
                                         $(5,008,458)      $(1,652,796)         $  (712,237)      $(5,470,000)
==============================================================================================================



                                                                                   AS AT             AS AT
                                                                               SEPTEMBER 30,      DECEMBER 31,
                                                                                   2001               2000
--------------------------------------------------------------------------------------------------------------
                                                                                                   (RESTATED)
SEGMENT ASSETS
Cosmetics and nutrition                                                        $ 60,831,121      $ 33,274,640
Biopharmaceutical                                                                67,026,167        67,307,603
--------------------------------------------------------------------------------------------------------------
                                                                               $127,857,288      $100,582,243
==============================================================================================================